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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

333-53160-01
Commission File Number

                      National Global MBS Manager, Inc. 1
                      -----------------------------------
             (Exact name of registrant as specified in its charter)

                          8659 Baypine Road, Suite 300
                           Jacksonville, Florida 32256
                                 (904) 807-3400
                                 --------------
(Address,  including zip code,  and telephone  number,  including  area code, of registrant's principal executive offices)

           Mortgage Backed Floating Rate Notes, Series 2001-1, Class A
           -----------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                       N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(I)   [   ]        Rule 12h-3(b)(1)(i)   [ X ]
Rule 12g-4(a)(1)(ii)  [   ]        Rule 12h-3(b)(1)(ii)  [   ]
Rule 12g-4(a)(2)(i)   [   ]        Rule 12h-3(b)(2)(i)   [ X ]
Rule 12g-4(a)(2)(ii)  [   ]        Rule 12h-3(b)(2)(ii)  [   ]
                                   Rule 15d-6            [ X ]

    Approximate number of holders of record as of the certification or notice date: 13

Pursuant to the requirements of the Securities Exchange Act of 1934 National Global MBS Manager Pty Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: 14 January , 2002                        By: /s/ Ms Sue Crook
      ---------------------------------      ---------------------------------
                                               Company Secretary

--------
1 On October 11, 2002, National Global MBS Manager, Inc. transferred from the jurisdiction of the State of Delaware to that of the State of Victoria, Australia. As a consequence of this transfer, the name of the entity was changed to National Global MBS Pty. Ltd.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently SEC 2069 (01-02) valid OMB control number.